

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 12, 2023

Peter Rawlinson
Chief Executive Officer
Lucid Group, Inc.
7373 Gateway Blvd.
Newark, CA 94560

       Re: Lucid Group, Inc.
           Registration Statement on Form S-3
           Filed May 8, 2023
           File No. 333-271722

Dear Peter Rawlinson:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Erin Donahue at 202-551-6063 with any questions.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Manufacturing

cc: Emily Roberts